Confidential Treatment Requested by Virgin Media Inc. Pursuant to 17 C.F.R § 200.83

September 15, 2009

BY HAND DELIVERY AND EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Virgin Media Inc.
Virgin Media Investment Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 6, 2009
File No. 0-50886 & 333-123959-03

Dear Mr. Spirgel:

We have prepared the following in response to the comments and requests for supplemental information contained in your letter dated August 3, 2009 (the “Comment Letter”) regarding the above referenced filings.

For your convenience, we have included a copy of each Staff comment in italics followed immediately by our response.

In response to comment No. 3 and No. 4 of the Comment Letter, we are voluntarily providing certain information to the Securities and Exchange Commission (the “Commission”) on a confidential, supplemental basis pursuant to Rule 12b-4 promulgated under the Securities and Exchange Act of 1934, as amended (“Rule 12b-4”).  Accordingly, this supplemental information is not filed with this response letter.  We respectfully request that this information be returned to Virgin Media Inc. (the “Company”) upon completion of the Staff’s review, pursuant to Rule 12b-4.

Additionally, in accordance with Rule 83 of the Rules of Practice and Conduct of the Commission (17 C.F.R. § 200.83) (“Rule 83”), we request confidential treatment of this supplemental information.   Please promptly inform the Company of any request for any or all of the supplemental information made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.  Pursuant to Rule 83, we have also submitted separate request for confidential treatment of this information.

Any questions or notifications with respect to this request for confidential treatment should be directed to Bryan Hall at +44 1256 753355 (telephone) or +44 1256 752665 (fax).

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5-Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 40.

1.
Comment: We note that your stock price traded between a high of $16.85 and a low of $3.26 during 2008 but that you use a value of $18.35 as of December 31,2008 in your Comparison of Cumulative Total Returns on page 41. Please explain to us how you determined the amount of $18.35 based on the ranges in your stock price disclosed on page 40.

Response:   The amount presented in the table on page 41 represents the return that would have been earned by an investor in our common stock if they had invested $100.00 on January 1, 2004 and if dividends received were reinvested.  On January 1, 2004, our shares closed at a price of $27.90 per share, adjusted for stock splits, so a $100.00 investment would have purchased approximately 3.6 shares.  Based on our closing price of $4.99 at December 31, 2008 and reinvestment of dividends, this original $100.00 investment would have fallen in value to $18.35 as at December 31, 2008.  This calculation has been prepared in accordance with Item 201(e) of Regulation S-K.

Management's Discussion and Analysis, pages 43-85

2.
Comment: We note that goodwill accounted for 21% of total assets as of December 31, 2008. We also note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. We note on page 46 that general macroeconomic factors in the U.K. may impact your churn and bad debt expense, along with expenditures by advertisers. We note that you performed your annual goodwill impairment test in the second quarter of 2008 for the Mobile, Virgin Media TV and sit-up reporting units and in the fourth quarter for the Cable reporting unit. As a result of your impairment test of your reporting units and an interim impairment test in September 2008 for the sit-up reporting unit you determined that a portion of your goodwill balance was not impaired. Tell us whether you performed subsequent interim impairment tests for the Mobile, Virgin Media TV and sit-up reporting units. If you did not, tell us why, addressing the factors in paragraph 28 of SFAS 142. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment under SFAS 142 was required. Also, tell us whether your assumptions for the Cable reporting unit included lower revenues and increased discounting due to competition as discussed on pages 53 and 58.

In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information in future filings regarding your current segments and supplementally provide us the following information for your segments in place, as of December 31,2008:

●	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

●	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

●	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

●
Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

o
Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

o	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.
o
In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

●	Describe changes to the assumptions and methodologies, if any, since your annual impairment test.

For further guidance, refer to Release No.33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.”

Response: We considered if indicators of impairment existed as at September 30, 2008 for all four of our reporting units.  For our Cable, Mobile and Virgin Media TV reporting units, management concluded that indicators of impairment did not exist such that it was more-likely-than-not that the fair value of these reporting units was less than their carrying value.  Factors considered included our year to date results as compared to forecasts.  For all our reporting units, including the Cable reporting unit, these forecasts had taken into consideration lower revenues and increased discounting due to competition as described on pages 53 and 58.  Along with this, we also considered factors such as unanticipated competition, or whether or not an adverse change in legal factors or in the business climate had occurred.

For our sit-up reporting unit, we received notification in September 2008 that one of the two licenses to broadcast over Freeview digital terrestrial television would not be renewed in January 2009. Management considered this a potential indicator of impairment for our sit-up reporting unit but also considered other factors including the performance of the reporting unit, which was in line with the forecast used in the last annual impairment review, and possible mitigating actions, including entering bids for a new license, which may offset the impact of this event.  At the time of issuance of our interim financial statements for the quarter ended September 30, 2008, management had concluded that it was not more-likely-than-not that the fair value of this reporting unit was less than the carrying value, but had disclosed this event in our interim financial statements and instigated a strategic review of the business.

Subsequent to our filing of our Form 10-Q for the quarter ended September 30, 2008, management completed a strategic review of the sit-up business.  This review reached the conclusion that entering bids for a new license was not a viable option, and also included a revision of the long range forecasts to consider the impact of the downturn in the economy and movements in exchange rates, which were more marked in the fourth quarter, and alternative courses of actions.  As a result, management concluded that it was more-likely-than-not that the fair value of the reporting unit was less than its carrying value and performed an interim impairment review as at December 31, 2008.  This interim impairment review utilized a consistent approach to that used in the annual impairment test; however, due to the factors already described, this resulted in the recognition of an impairment charge.

As at December 31, 2008, we also considered if indicators of impairment, including examples as described in paragraph 28 of FAS 142, existed for our Mobile and Virgin Media TV reporting units in line with the approach applied at September 30, 2008 and concluded that indicators of impairment did not exist.  As you note, we performed our normal annual review for the Cable unit as at December 31, 2008 and determined that there had been no impairment.

During the year ended December 31, 2008, we did not change our reporting units or allocation of goodwill therein.  As at December 31, 2008, our goodwill and indefinite lived assets by reporting unit were as follows (in £ millions):

	Goodwill	Reorganization Value	Tradename
Cable	£1,277.9	£144.1	£—
Mobile	601.6	—	—
Virgin Media TV	42.7	—	16.0
sit-up	—	—	—
Balance, December 31, 2008	£1,922.2	£144.1	£16.0

We utilized an independent external valuation firm to assist us in the completion of our annual impairment tests and in our determination of the fair value of our reporting units. This assistance included advice on industry valuation practices and the compilation of market data to help us in developing the key assumptions in our analysis such as discount rates, market multiples and transaction multiples.

Our impairment testing methodology for goodwill and indefinite-lived assets in 2008 was largely consistent with the prior year and used one or more of the income, market, and transaction approaches, as appropriate, as more fully described below, to estimate the fair value of our reporting units. For example, for our Cable reporting unit we eliminated our use of the comparable transaction approach given the lack of corporate acquisition activity within the market in recent periods.  We also considered the change in economic environment in 2008 in determining what methodologies and assumptions to use in our impairment testing.

We have utilised the output from the methodologies described below to determine a range of fair values for each reporting unit and have consistently determined the fair value from within these ranges.  The following summarizes each approach and how it is being utilized by us:

- Market Multiple Approach – This method provides indications of value based upon comparisons of the reporting unit to market values and pricing evidence of public companies involved in the same or similar lines of businesses. Market ratios (pricing multiples) and performance fundamentals relating the public companies’ stock prices (equity) or enterprise values to certain underlying fundamental data are applied to the reporting unit to determine its fair value.  For our Cable reporting unit, we utilized publicly available information regarding eight comparable companies which operate in both North America and Europe.  The range of valuation multiples that were derived from this comparable company set were from 5.6 to 9.2 times EBITDA and 2.02 to 3.51 times revenue.

- Comparable Transaction Approach – This method includes an examination of recent mergers and acquisitions which involved companies in the same or similar lines of business to the reporting unit. Acquisition values and pricing evidence are used in much the same manner as the Market Multiple Approach for the determination of the reporting unit’s fair value.  For our Cable reporting unit, we identified thirteen transactions since 2006 that were considered as part of a comparable transaction study.  However, due to the change in economic environment and the reduction in corporate acquisition activity in the latter half of 2008, we concluded that the use of this approach did not provide a meaningful indicator of fair value.  The market multiples derived from merger and acquisition transactions during this period were significantly higher than the implied valuation multiples from the enterprise value utilized in our impairment analysis.

- Discounted Cash Flow Approach – This method calculates the present value of the projected future cash flows to be generated by the reporting unit using appropriate discount rates. The discount rates are intended to reflect all associated risks of realizing the projected future cash flows. Terminal value is computed as of the end of the last period for which cash flows are projected to determine an estimate of the value of the reporting unit as of that future point in time. Discounting the terminal value back to the present and adding the present values of the future cash flows yields indications of the reporting unit’s fair value.

The discount rates employed were as follows; Cable – 11%, Mobile – 12%, and sit-up – 15%.  Each of the discount rates were determined using market assumptions (including UK Gilt yields, equity risk premiums and size risk premiums), beta assumptions (including Ibbotson’s decile based beta based upon the size of the reporting unit along with unlevered and levered beta assumptions) and capital structure assumptions.  The determination of the discount rate also utilized information regarding the cost of debt and capital structures of comparable companies along with other general market reference materials from companies such as Bloomberg, S&P and Morningstar.

As presented in Note 18 to our consolidated financial statements, our historical cash flow growth rates measured by reference to Cable segment OCF was 8.3% from 2006 to 2007 and 3.2% from 2007 to 2008.  However, we have not utilized general cash flow growth rate assumptions in the development of the long range plans which are prepared for our discounted cash flow analysis.  Instead, we utilize more specific assumptions regarding customer numbers, churn rates, revenue generating units, ARPU and inflation rates as well as forecasted expenditures, amongst others.  We believe a specific driver based approach to forecasting provides management with the necessary information to manage the business, as well as an ability to understand the impact of changes in the current economic environment and related mitigating actions.  As our forecasts are driver based, and no single driver can be adjusted in isolation, there is no single factor that can be identified that may result in an impairment charge.  As such, we do not believe it is appropriate to provide a single growth rate assumption that would result in a goodwill impairment charge should we fail to achieve it.  In our Form 10-K we provided disclosure regarding the hypothetical impairment loss related to each of our reporting units if the fair value of those reporting units had declined by 5%, 10%, 15% and 20%.  We believe this disclosure allows an investor to understand the impact on our reported results that changes in fair value of our reporting units would have.

We appreciate your comments in reviewing our disclosures regarding critical accounting policies and will expand our discussion in regards to goodwill and other indefinite-lived asset impairments in future filings to be consistent with the responses above.

3.
Comment: We note that as of December 31, 2008, your total market capitalization was less than the book value of your equity. We also note that you utilize a variety of valuation techniques to determine fair value, including market multiples and comparable transactions. Please tell us how you incorporate the enterprise value and the results from the different valuation methodologies in the determination of the fair value of your reporting units.

Rule 83 confidential treatment request made by Virgin Media Inc.

Response:  In order to assess the reasonableness of the values utilized in our impairment reviews, we performed a reconciliation of our market capitalization to the enterprise values as part of our financial statement close process prior to filing our Form 10-K with the assistance of the independent external valuation firm.  This analysis suggested that, taking into account adjustments for control premiums and synergies as noted in Statement 142, the enterprise values for our reporting units were reasonable relative to our market capitalization.  We are voluntarily providing, on a supplemental basis, an extract of the analysis performed.  This information is being provided to the Commission on a confidential, supplemental basis pursuant to Rule 12b-4, and accordingly is not filed with this response letter.  We request that this information be returned to the Company upon completion of the Staff’s review, pursuant to Rule 12b-4.

Additionally, in accordance with Rule 83, we request confidential treatment of this information.  Please promptly inform the Company of any request for any or all of such information made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Form 10-Q -March 31. 2009
Note 11 –Industry segments, page 20

4.
Comment: We note on that you revised your reportable segments as of January 1, 2009 to be grouped by customer rather than by how you distributed your services. In this regard, tell us how you applied the guidance in SFAS 131 in identifying your operating segments. Tell us the operating segments that you aggregate into your reportable segment and why you believe such aggregation is appropriate. Also, provide us with a copy of all reports provided to the chief operating decision maker.

Rule 83 confidential treatment request made by Virgin Media Inc.

Response:  In determining our reportable segments under SFAS 131, we initially identified those components of the business that met the operating segment requirements under paragraph 10.  In total, we identified seven components of the business comprising of Consumer, Business, Virgin Media TV, sit-up, Transformation and Technology, Customer Operations, and Corporate.  Of these, three did not meet the requirements to be considered as operating segments as they did not earn revenues and one which was treated as held for sale for accounting purposes at March 31, 2009.  The three remaining components, Consumer, Business and Virgin Media TV, which met the definition of operating segments, are disclosed as reportable segments and none have been aggregated.  We have provided a copy of the relevant reports provided to the chief operating decision maker for the most recent quarterly period ended as supplemental information.  This information is being provided to the Commission on a confidential, supplemental basis pursuant to Rule 12b-4, and accordingly is not filed with this response letter.  We request that this information be returned to the Company upon completion of the Staff’s review, pursuant to Rule 12b-4.

Additionally, in accordance with Rule 83, we request confidential treatment of this information.  Please promptly inform the Company of any request for any or all of such information made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

5.
Comment: Tell us how the change in your reportable segments impacted your reporting units in the analysis of impairment of goodwill. If your reporting units changed, addressing paragraph 30 of SFAS 142 and SFAS 131, tell us how you determined your reporting units and tell us what those reporting units are.

Response:  As a result of the change in our operating segments described in response to question 4 above, we also performed a review of our reporting units to which goodwill is allocated for impairment testing purposes during the first quarter of 2009.  This review resulted in a change in reporting units from four reporting units (comprised of Cable, Mobile, Virgin Media TV and sit-up) as at December 31, 2008 to three reporting units (comprised of Consumer, Business and Virgin Media TV) as at March 31, 2009.  Please note that our sit-up reporting unit was disposed of on April 1, 2009 and as at March 31, 2009 was treated as held for sale.

We determined our revised reporting units by first identifying our operating segments, as described in our response to question 4 above, and then assessed whether any components of these operating segments constitute a business for which discrete financial information is available and where segment management regularly reviews the operating results of that component.  We determined that none of the operating segments had components that met these requirements.  As such, these operating segments were the lowest level to which goodwill was allocated.

Prior to reallocating our goodwill between reporting units, we performed a Step 1 impairment review of the goodwill balances in our former Cable and Mobile reporting units on January 1, 2009.  No impairment was identified as a result of this review.  We then allocated the goodwill in our former Cable reporting unit to the new Consumer and Business reporting units utilizing the relative fair values of each.  Management determined the fair value of each reporting unit with the assistance of the independent external valuation firm.  The goodwill recognized in our former Mobile reporting unit was added to the goodwill allocated to our Consumer reporting unit.  This resulted in goodwill and indefinite lived intangible assets totaling £1,817.1 million and £206.4 million being allocated to the Consumer and Business reporting units, respectively. The revised amounts will be tested for impairment on an annual basis on October 1 of each year.

In connection with the above, we acknowledge the following;

●	We are responsible for the adequacy and accuracy of the disclosure in our filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

●	We may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please  contact me directly at +44 1256 75 4517.

Sincerely
/s/ Robert Gale
Robert Gale
Principal Financial Officer